UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CIM COMMERCIAL TRUST CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Series L Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

125525857

(CUSIP Number of Class of Securities)

David Thompson

Chief Executive Officer

CIM Commercial Trust Corporation

17950 Preston Road, Suite 600

Dallas, Texas 75252

(972) 349-3200

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, California 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$78,437,049.60	$10,181.13

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 2,693,580 shares of Series L Preferred Stock, par value $0.001 per share, of CIM Commercial Trust Corporation at a price of $29.12 U.S. dollars per share (which amount will be converted to New Israeli Shekels for payment thereof as described in this Schedule TO).

(2)

Calculated in accordance with Rule 0-11, promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, at a rate of $129.80 per million dollars of the transaction valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,181.13	Filing Party:	CIM Commercial Trust Corporation
Form or Registration No.:	Schedule TO	Date Filed:	October 22, 2019

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e—4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d—1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2019 and amended by Amendment No. 1 on November 4, 2019 and by Amendment No. 2 on November 21, 2019 (as amended, the “Schedule TO”) relating to the offer by CIM Commercial Trust Corporation, a Maryland corporation and publicly traded real estate investment trust for U.S. federal income tax purposes (the “Company”), to purchase for cash up to 2,693,580 shares of its Series L Preferred Stock, par value $0.001 per share (the “Series L Preferred Stock”), at a price of $29.12 U.S. dollars per share (the “Purchase Price”), to be paid in New Israeli Shekels, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated October 22, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), the Letter of Transmittal and the Member Holder Acceptance Notice, which, collectively and together with any amendments or supplements thereto, constitute the “Offer”. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase incorporated by reference herein.

This Amendment No. 3 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 3 by reference.

ITEM 11.      ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On November 21, 2019, the Company issued a press release announcing the weighted average exchange rate used to convert the aggregate Purchase Price from U.S. dollars to New Israeli Shekels. A copy of such press release is filed as Exhibit (a)(5)(F) to this Amendment No. 3 and is incorporated herein by reference.

ITEM 12.      EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit list:

(a)(5)(F) Press release, dated as of November 21, 2019.

(a)(5)(G) Form of Israel Newspaper Publication, published on November 22, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIM COMMERCIAL TRUST CORPORATION

By:	/s/ DAVID THOMPSON
Name:	David Thompson
Title:	Chief Executive Officer
Date:	November 22, 2019

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated as of October 22, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Company’s Schedule TO filed with the SEC on October 22, 2019).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Company’s Schedule TO filed with the SEC on October 22, 2019).

(a)(1)(C)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated as of October 22, 2019 (incorporated by reference to Exhibit (a)(1)(C) to the Company’s Schedule TO filed with the SEC on October 22, 2019).

(a)(1)(D)

Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated as of October 22, 2019 (incorporated by reference to Exhibit (a)(1)(D) to the Company’s Schedule TO filed with the SEC on October 22, 2019).

(a)(1)(E)	Form of TASE Member Acceptance Notice to the Israeli Depositary (incorporated by reference to Exhibit (a)(1)(E) to the Company’s Schedule TO filed with the SEC on October 22, 2019).

(a)(1)(F)	Form of Member Holder Acceptance Notice to the applicable TASE Member (incorporated by reference to Exhibit (a)(1)(F) to the Company’s Schedule TO filed with the SEC on October 22, 2019).

(a)(1)(G)	Form of Notice of Withdrawal from a Member Holder to the applicable TASE Member (incorporated by reference to Exhibit (a)(1)(G) to the Company’s Schedule TO filed with the SEC on October 22, 2019).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Summary Advertisement, published on October 22, 2019 (incorporated by reference to Exhibit (a)(5)(A) to the Company’s Schedule TO filed with the SEC on October 22, 2019).

(a)(5)(B)*	Form of Israel Newspaper Publication, published on October 23, 2019 (Israel Time) (incorporated by reference to Exhibit (a)(5)(B) to the Company’s Schedule TO filed with the SEC on October 22, 2019).

(a)(5)(C)	Press Release, dated as of October 22, 2019 (published in English and in Hebrew) (incorporated by reference to Exhibit (a)(5)(C) to the Company’s Schedule TO filed with the SEC on October 22, 2019).

(a)(5)(D)*

Form of Israel Newspaper Publication, published on November 5, 2019 (Israel Time) (incorporated by reference to Exhibit (a)(5)(D) to the Company’s Amendment No. 1 to Schedule TO filed with the SEC on November 4, 2019).

(a)(5)(E)	Press Release, dated as of November 20, 2019 (incorporated by reference to Exhibit (a)(5)(E) to the Company’s Amendment No. 2 to Schedule TO filed with the SEC on November 21, 2019).

(a)(5)(F)	Press Release, dated as of November 21, 2019.

(a)(5)(G)*	Form of Israel Newspaper Publication, published on November 22, 2019 (Israel Time).

(b)(1)

Credit Agreement, dated as of October 30, 2018, by and among certain subsidiary borrowers of CIM Commercial Trust Corporation, JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, as syndication agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-11 (No. 333-232232) filed with the SEC on October 2, 2019).

(d)(1)	2015 Equity Incentive Plan (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 17, 2015).

(d)(2)

Amended and Restated Executive Employment Contract with Jan F. Salit, dated as of August 30, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 30, 2013).

(d)(3)

Amended and Restated Executive Employment Contract with Barry N. Berlin, dated as of August 30, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 30, 2013).

(d)(4)

Master Services Agreement, dated as of March 11, 2014, by and among PMC Commercial Trust, certain of its subsidiaries, and CIM Service Provider, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2014).

(d)(5)

Service Agreement, dated as of August 7, 2014, by and among CIM Commercial Trust Corporation and CIM Service Provider, LLC, under the Master Services Agreement dated March 11, 2014, by and among PMC Commercial Trust, certain of its subsidiaries, and CIM Service Provider, LLC (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2014).

(d)(6)

Registration Rights and Lockup Agreement, dated as of March 11, 2014, by and among Urban Partners II, LLC and PMC Commercial Trust (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2014).

(d)(7)

Form of Indemnification Agreement for directors and officers of CIM Commercial Trust Corporation (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2014).

(d)(8)

Staffing and Reimbursement Agreement, dated as of January 1, 2015, by and among CIM SBA Staffing, LLC, PMC Commercial Lending, LLC and CIM Commercial Trust Corporation (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2015).

(d)(9)

Investment Management Agreement, dated as of December 10, 2015, by and between CIM Urban Partners, L.P. and CIM Investment Advisors, LLC. (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2016).

(d)(10)

Assignment Agreement, dated as of January 1, 2019, by and among CIM Capital, LLC (formerly known as CIM Investment Advisors, LLC), CIM Capital Controlled Company Management, LLC, CIM Capital RE Debt Management, LLC, CIM Capital Real Property Management, LLC and CIM Capital Securities Management, LLC (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed with the SEC on March 18, 2019).

(d)(11)

Second Amended and Restated Agreement of Limited Partnership of CIM Urban Partners, L.P., dated as of December 22, 2005, by and among CIM Urban Partners GP, Inc. and CIM Urban REIT, LLC (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2015).

(d)(12)

Form of Amended and Restated Dealer Manager Agreement, by and between CIM Commercial Trust Corporation and CCO Capital, LLC (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form S-11 (Reg. No. 333-232232) filed with the SEC on October 2, 2019).

(d)(13)	Form of Soliciting Dealer Agreement (incorporated by reference to Exhibit 1.3 to the Company’s Registration Statement on Form S-11 (Reg. No. 333-210880) filed with the SEC on August 11, 2016).

(d)(14)	Form of Soliciting Dealer Agreement (incorporated by reference to Exhibit 1.3 to the Company’s Registration Statement on Form S-11 (Reg. No. 333-232232) filed with the SEC on October 2, 2019).

(g)	Not applicable.

(h)	Not applicable.

*              Translated from Hebrew.